FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2026

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 15, 2026, announcing that Leading Global Satellite Operator Awards Gilat Over $20 Million in SkyEdge Orders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 15, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Leading Global Satellite Operator Awards Gilat Over $20
Million in SkyEdge Orders

Orders for advanced systems, network management and ongoing
services reflect continued customer investment in Gilat’s multi-orbit ground technology

Petach Tikva, Israel, July 15, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, today announced it has received over $20 million in orders from a leading global satellite operator for SkyEdge services and systems. Most of the deliveries are expected within 24 months.

The orders demonstrate continued demand for Gilat's satellite communications solutions supporting multi-orbit connectivity. They include ongoing services, advanced ground segment systems, and network management capabilities that improve network performance, scalability, and operational efficiency.

As the satellite industry continues its evolution toward multi-orbit architectures, operators require technologies and services that enable seamless operations across increasingly sophisticated network environments. Gilat's comprehensive portfolio supports a broad range of applications, including mobility, enterprise broadband, cellular backhaul, and other high-demand communications services, helping operators optimize network resources, enhance service delivery, and provide reliable, high-performance connectivity to end users worldwide.

“These significant orders underscore the confidence leading satellite operators place in Gilat’s services, technology and systems as they continue to expand and enhance their networks,” said Ron Levin, President of Gilat’s Commercial Division. “We are proud of the trust our customers place in Gilat as they continue to evolve their networks for an increasingly multi-orbit world. These awards reinforce the strength of our long-term relationships and our commitment to helping customers address increasingly complex connectivity requirements."

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

PublicRelations@gilat.com